United States securities and exchange commission logo





                          December 3, 2020

       Kevin Tang
       Chairman and Chief Executive Officer
       Odonate Therapeutics, Inc.
       4747 Executive Drive, Suite 210
       San Diego, CA 92121

                                                        Re: Odonate
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 27,
2020
                                                            File No. 333-250993

       Dear Mr. Tang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Murr, Esq.